UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 0)*

Codexis, Inc.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

192005106
(CUSIP Number)

March 20, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 192005106

1	Names of Reporting Persons Vivo Ventures VII, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 5,573,319
	7	Sole Dispositive Power
	8	Shared Dispositive Power 5,573,319
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,573,319
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 14.04%
12	Type of Reporting Person (See Instructions) OO, PN

SCHEDULE 13G

CUSIP No. 192005106

1	Names of Reporting Persons Vivo Ventures Fund VII, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 5,454,439
	7	Sole Dispositive Power
	8	Shared Dispositive Power 5,454,439
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,454,439
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 13.74%
12	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 192005106

1	Names of Reporting Persons Vivo Ventures VII Affiliates Fund, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
	6	Shared Voting Power 118,880
	7	Sole Dispositive Power
	8	Shared Dispositive Power 118,880
9	Aggregate Amount Beneficially Owned by Each Reporting Person 118,880
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 0.30%
12	Type of Reporting Person (See Instructions) PN

Item 1.

(a)	Name of Issuer: Codexis, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
200 Penobscot Drive
Redwood City, California 94063

Item 2.

(a)	Name of Person Filing:
The names of the reporting persons are:

Vivo Ventures VII, LLC
Vivo Ventures Fund VII, L.P.
Vivo Ventures VII Affiliates Fund, L.P.

(b)	Address of Principal Business Office or, if None, Residence:
575 High Street, Suite 201
Palo Alto, CA 94301

(c)	Citizenship:

Delaware

(d)	Title and Class of Securities:

Common stock, par value $0.0001 per share

(e)	CUSIP No.:

192005106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

(a)	Amount Beneficially Owned:

Vivo Ventures VII LLC, as the general partner of Vivo Ventures Fund VII, L.P. and Vivo Ventures VII Affiliates Fund, L.P, may be deemed to beneficially own 5,573,319 shares of Common Stock of the Issuer, representing approximately 14.04% of the shares of Common Stock of the Issuer outstanding as of February 27, 2015 (the “Outstanding Shares”). As of March 20, 2015, Vivo Ventures Fund VII, L.P. owns 5,454,439 shares of Codexis stock, representing approximately 13.74% of the outstanding shares, and Vivo Ventures VII Affiliates Fund, L.P. owns 118,880 shares of Codexis stock, representing approximately 0.30% of outstanding shares.

(b)	Percent of Class:

See Item 11 of each cover page, which is based on Item 9 of the respective cover page. See also Item 4(a) above.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

  See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote:

  See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

  See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

  See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2015

Vivo Ventures VII, LLC
By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member

Vivo Ventures Fund VII, L.P.
By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member of Vivo Ventures VII, LLC; General Partner of Vivo Ventures Fund VII, L.P.

Vivo Ventures VII Affiliates Fund, L.P.
By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member of Vivo Ventures VII, LLC; General Partner of Vivo Ventures VII Affiliates Fund, L.P.

JOINT FILING AGREEMENT

In accordance with Rule 16a3(j) and Rule 13d1(k)(1) and under the Securities Exchange Act of 1934, as amended, the  undersigned agree to the joint filing on behalf of each of them of Schedules 13D and 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.000l per share, of Codexis, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Forms Schedules 13D and l3G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained  therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing  party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original  instrument, but all of such counterparts together shall constitute one agreement.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of March 23,  2015.

Vivo Ventures VII, LLC
By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member

Vivo Ventures Fund VII, L.P.
By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member of Vivo Ventures VII, LLC; General Partner of Vivo Ventures Fund VII, L.P.

Vivo Ventures VII Affiliates Fund, L.P.
By:	/s/ Frank Kung
Name: Frank Kung
Title: Managing Member of Vivo Ventures VII, LLC; General Partner of Vivo Ventures VII Affiliates Fund, L.P.